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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          TEEKAY SHIPPING CORPORATION
                   -----------------------------------------
                               (Name of Issuer)




                      COMMON STOCK NO PAR VALUE PER SHARE
                   -----------------------------------------
                        (Title of Class of Securities)



                                  V89564 10 4
                   -----------------------------------------
                     (CUSIP Number of Class of Securities)





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CUSIP NO.                          SCHEDULE 13G                PAGE 2 OF 6 PAGES
V89564 10 4

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JTK Trust
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Organized under the laws of the Bahamas
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    2,888,293
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,888,293
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,888,293
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          10.1%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------

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ITEM 1(a).   NAME OF ISSUER:

        This Schedule 13G relates to Teekay Shipping Corporation, a Liberian corporation (the "Company").

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        The Company's principal executive headquarters are located at the Tradewinds Building, Sixth Floor, Bay Street, P.O. Box SS-6293, Nassau, Bahamas.

ITEM 2(a).   NAME OF PERSONS FILING:

        This Schedule 13G relates to JTK Trust.

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

        The business address of the reporting person is Worldwide Trust Services Limited, P.O. Box N-4825, Charlotte House, Charlotte Street, Nassau, Bahamas.

ITEM 2(c).   CITIZENSHIP:

        JTK Trust is a trust organized under the laws of the Bahamas.

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

        This Schedule 13G relates to the Company's common stock, no par value per share (the "Common Stock").

ITEM 2(e).   CUSIP Number:

        The CUSIP Number for the Company's Common Stock is V89564 10 4.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (a)   [ ] Broker or dealer registered under Section 15 of the Act

      (b)   [ ] Bank as defined in Section 3(a)(6) of the Act

      (c)   [ ] Insurance Company as defined in Section 3(a)(19) of the Act

      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

      (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940

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      (f)   [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

      (g)   [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G)

      (h)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

            Not Applicable.

ITEM 4.  OWNERSHIP

        The following describes the ownership of Common Stock by JTK Trust as of December 31, 1997:

      (a)   Amount Beneficially Owned:                               2,888,293

      (b)   Percent of Class:                                             10.1%

      (c)   Number of shares as to which such person has:

         (i)  sole power to vote or direct the vote:                 2,888,293

        (ii)  shared power to vote or to direct the vote:                    0

       (iii)  sole power to dispose or to direct the disposition of: 2,888,293

        (iv)  shared power to dispose or to direct the disposition of:       0


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.


ITEM 10. CERTIFICATION.

        By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 12, 1998
                              JTK TRUST

                              By: WORLDWIDE TRUST SERVICES
                                  LIMITED, as Trustee


                              By: /s/ JOHN E. KING
                                 --------------------------
                                 John E. King, President